UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2016

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name: Junichi Shinbo
Title: Managing Executive Officer / Group CFO

March 3, 2016

Mizuho Financial Group, Inc.

Organizational Reform:

Establishment of a Management Structure Based on Customer Segments

On April 1, 2016 Mizuho Financial Group, Inc. (“Mizuho”) will introduce an in-house company structure based on customer segments. The aim of this structure is to utilize Mizuho’s strengths and competitive advantage, as a holding company which integrates the banking, trust banking and securities functions, to promptly provide highest-quality financial services that closely match customer needs.

More specifically, the group’s existing ten units will be reorganized into five in-house companies and two units to establish a management structure based on customer segments.

1. Introduction of In-house Company Structure

Mizuho will establish the following five in-house companies to thoroughly strengthen the customer-first, market-oriented approach: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

Furthermore, Mizuho will streamline head office operations and implement prompt decision–making processes, in order to further enhance the group’s front-line business and sales capabilities. At the same time, Mizuho will work to increase the group’s earnings capacity and reform the risk-return structure, in accordance with the group’s risk appetite framework.

2. Establishment of Research & Consulting Unit

Mizuho will consolidate the group’s research and consulting functions into the new Research & Consulting Unit, to create a team of experts dedicated to addressing the various challenges that Mizuho’s customers may face.

The unit will develop its global perspective and collaborate with the five in-house companies, using both macro and micro approaches, together with practical financial knowledge, to provide comprehensive solutions to address customers’ various actual and potential challenges.

Introduction of In-house Company Structure

Management Structure

based on Reorganization of the 10 existing units into 5 in-house companies and 2 units

Customer Segments

Reorganization of the existing structure into 5 in-house companies to strengthen our customer-first, market-oriented approach

– Transformation into a management structure that pursues profitability per in-house company through development of a consistent structure for each customer segment Enhancement of our front-line and sales capabilities by streamlining head office operations, resulting in a shift of personnel towards the front lines and prompt decision-making processes Reorganization of 2 units in order to further enhance expertise and utilize capabilities across all in-house companies

10 Units Customers

Personal Banking Individuals

Retail Banking SMEs

Corporate Banking Middle firms market

Corporate Banking

(Large Corporations) Large corporations

Financial Institutions & Financial &

Public Sector Business public sector

International Banking CustomersJapan outside

Investment Banking

Transaction Banking

Asset Management Investors

Markets Investors

5	In-house Companies

Individuals

Retail & Business SMEs

Banking Company

Middle market firms

Large corporations

Corporate & Institutional Financial institutions

Company

Public corporations

Americas East Asia

Global Corporate Company

Europe Asia & Oceania

Global Markets Company Investors

Asset Management Company Investors

2	Units

Global Research

Products &

Unit Consulting

Unit

Transaction

Banking

Investment

Banking

1

Establishment of Research & Consulting Unit

Establishment of a new Research & Consulting Unit as a team of experts dedicated

New Unit

to addressing the various challenges Mizuho’s customers may face

Establishing our presence in the research and consulting field as “One Think-tank”

3 Areas for Reinforcement

Formation of

independent Coordinate with all in-house

unit companies as a utility function

Advance the globalization of our

research and consulting

Globalization functions; support the growth

strategies of our wide range of

customers both inside and

outside Japan

Selection and Eliminate duplicated functions;

Concentration rebalance resources towards

of functions growth areas where customer

needs are concentrated

Research & Consulting Unit

One Think-tank

Industry BK Industry Research Division

Research Macro

Mizuho Research Institute

Managerial/ TB Consulting Department

financial

strategies

Consulting Mizuho-DL Financial Technology

Environment,

social welfare, Mizuho Information &

IT consulting/ Research Institute

development, etc.

Public sector: SC Research Group

securities markets

Providing the best solutions to a wide range of customers from the public and private sectors

2